UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: November 10, 2016
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom appoints Mark MacGann as Group Chief External Affairs Officer and Jeffrey Hedberg as Group Chief People Officer

Amsterdam (10 November 2016) - VimpelCom Ltd. (NASDAQ: VIP), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 200 million customers, today announces that it has made two appointments to its Group Executive Committee (GEC).

Mark MacGann has been appointed to the role of Group Chief External Affairs Officer, where he will lead the newly combined functions of Communications, Corporate, Regulatory and Government Affairs. Jeffrey Hedberg, formerly Chief Executive Officer of VimpelCom’s Pakistan subsidiary, Mobilink, has been named Group Chief People Officer.

Commenting on the appointments, Jean-Yves Charlier, Chief Executive Officer of VimpelCom, said: “VimpelCom is driving an ambitious transformation program to become a leading digital operator across our markets. As we press ahead with our transformation, it is imperative we ensure we have the right skillset in place to lead us through our next phase. I would like to extend a huge welcome to Mark MacGann, who has significant experience in digital leadership positions, and who will lead our policy and communications agenda. At the same time, it’s a great pleasure to welcome Jeffrey Hedberg in a global role, where his leadership and people skills will be of benefit to the entire Group.”

Mark MacGann commented: “I’m thrilled to be joining VimpelCom to support the company’s incredible transformation from telco to tech, becoming the key provider of digital experiences and opportunities to hundreds of millions across the globe, and I’m honored to join the incredibly talented leadership team.” Mark added: “There has never been a more exciting time to be in the global technology industry.”

Jeffrey Hedberg said: “I am honored to continue to be part of the team transforming VimpelCom and I am particularly excited about leveraging the tremendous talent and experience we have across our Group. Transformation happens with the right people in the right places and given the shifting dynamics within our industry, this is the right time to fully embrace and deliver on the people agenda.”

Mark was most recently Senior Board Advisor and Head of Public Policy EMEA at Uber, and led the company’s public policy organization across Europe, the Middle East and Africa, making a major contribution to Uber’s pioneering development in dozens of countries and hundreds of cities internationally. In prior roles, Mark led government affairs and public policy for the New York Stock Exchange in the aftermath of the financial crisis. His leadership transformed DIGITALEUROPE, the technology industry’s largest trade body into a highly effective lobbying organization in Europe. In addition, Mark previously headed global and regional government affairs functions at Alcatel, the global telecom technology provider; and during his tenure as Associate Partner in New York, London and Paris offices of the leading strategic advisory firm, Brunswick Group, he advised global telecom, media and technology players on major cross-border transactions.

Mark holds degrees in politics and economics from the Institut d’Etudes Politiques, France and Kingston University, London.

Jeffrey most recently was CEO of Mobilink, where he led the turnaround of the business and led the acquisition of Warid which was completed earlier this year, strengthening our position as the leading operator in Pakistan. Prior to leading Mobilink, Jeffrey was (acting) CEO of Telkom South Africa and CEO of Telkom’s Nigerian subsidiary, Multi-Links Nigeria. Prior to joining Telkom, he was CEO of Cell C, in South Africa. From 1999 to 2002, Jeffrey was Executive Vice President and Member of the Board of Management of Deutsche Telekom AG, where he developed the strategy for the International Division, while in 2002 he was appointed CEO and Chairman of Deutsche Telekom USA. Jeffrey joined Deutsche Telekom from Swisscom, where he became Executive Vice President of Swisscom International in 1997.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “banglalink” and “Telecel” brands. Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com.

Contact information

Media and Public Relations VimpelCom Ltd. Neil Moorhouse Tel: +31 20 79 77 200 (Amsterdam) pr@vimpelcom.com	Investor Relations VimpelCom Ltd. Remco Vergeer Tel: +31 20 79 77 200 (Amsterdam) ir@vimpelcom.com